**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# RECORD OF AUTOMATIC WITHDRAWAL

## FORM APP WDG

## Pursuant to Investment Company Act Rule 0-5(g)

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**Applicant Name:** Federated Premier Intermediate Municipal Income Fund, *et al.*
**File Number:** 811-21249

The applicant did not respond within 120 days, in writing, to the comments the Commission staff provided on June 11, 2026 with respect to the application for deregistration on Form N-8F filed on April 6, 2026. Pursuant to rule 0-5(g) under the Investment Company Act of 1940, the above-referenced application was automatically deemed withdrawn as of the expiration of such 120-day period.